Exhibit 99.1

Contact:

MicroStrategy Incorporated

Investor Relations

ir@microstrategy.com

(703) 848-8600

MicroStrategy Announces

Second Quarter 2018 Financial Results

TYSONS CORNER, Va., July 26, 2018 - MicroStrategy® Incorporated (Nasdaq: MSTR), a leading worldwide provider of enterprise analytics and mobility software, today announced financial results for the three-month period ended June 30, 2018 (the second quarter of its 2018 fiscal year).

MicroStrategy adopted Accounting Standards Update No. 2014-09, Revenue from Contracts with Customers (Topic 606) and its subsequent amendments (“ASU 2014-09”), effective January 1, 2018, and has adjusted its prior period consolidated financial statements to reflect full retrospective adoption.

Second quarter 2018 revenues were $120.6 million versus $119.2 million for the second quarter of 2017, a 1.2% increase. Product licenses and subscription services revenues for the second quarter of 2018 were $26.9 million versus $26.1 million for the second quarter of 2017, a 3.1% increase. Product support revenues for the second quarter of 2018 were $73.7 million versus $70.8 million for the second quarter of 2017, a 4.1% increase. Other services revenues for the second quarter of 2018 were $20.1 million versus $22.4 million for the second quarter of 2017, a 10.4% decrease. Foreign currency effects had a favorable impact on revenues for the second quarter of 2018.

Operating expenses for the second quarter of 2018 were $97.4 million versus $80.8 million for the second quarter of 2017, a 20.5% increase, reflecting MicroStrategy’s previously announced strategy to seek to take greater advantage of the opportunities in the market by increasing its sales and marketing expenditures and increasing its research and development expenditures as it invests in its technology products and personnel. MicroStrategy did not capitalize any software development costs during the second quarter of 2018 or 2017.

Loss from operations for the second quarter of 2018 was $1.8 million versus income from operations of $14.1 million for the second quarter of 2017. Net income for the second quarter of 2018 was $4.8 million, or $0.42 per share on a diluted basis, as compared to net income of $10.0 million, or $0.86 per share on a diluted basis, for the second quarter of 2017. Contributing to net income for the second quarter of 2018 was $4.5 million in other income, net, comprised primarily of foreign currency transaction gains, and $3.2 million in interest income, net.

Non-GAAP income from operations, which excludes share-based compensation expense, was $1.6 million for the second quarter of 2018 versus $17.9 million for the second quarter of 2017. The tables at the end of this press release include a reconciliation of (loss) income from operations to non-GAAP income from operations for the three months ended June 30, 2018 and 2017. An explanation of this non-GAAP measure is also included under the heading “Non-GAAP Financial Measure” below.

As of June 30, 2018, MicroStrategy had cash and cash equivalents and short-term investments of $699.6 million, as compared to $675.2 million as of December 31, 2017, an increase of $24.4 million. As of June 30, 2018, MicroStrategy had 9.4 million shares of class A common stock and 2.0 million shares of class B common stock outstanding.

MicroStrategy uses its own software across the Company and has created an interactive dossier with quarterly financial performance data.  Anyone can access the MSTR Financials dossier via a web browser, or by downloading the MicroStrategy Library™ app on an iOS or Android device.  To download the native apps, visit MicroStrategy Library for iPad, MicroStrategy Library for iPhone, or MicroStrategy Library for Android tablet and smartphone.

Conference Call

MicroStrategy will be discussing its second quarter 2018 financial results on a conference call today beginning at approximately 5:00 p.m. EDT. To access the conference call, dial (844) 824-7425 (domestically) or (716) 220-9429 (internationally) and use conference ID 8369038. A live webcast and replay of the conference call will be available under the “Events” section on MicroStrategy’s investor relations website at http://ir.microstrategy.com/events.cfm. The replay will be available beginning approximately two hours after the call concludes until August 2, 2018 at (855) 859-2056 (domestically) or (404) 537-3406 (internationally) using the passcode 8369038. An archived webcast will also be available under the “Events” section on MicroStrategy’s investor relations website at http://ir.microstrategy.com/events.cfm.

Recent Business Highlights:

•

MicroStrategy received the highest product scores for 3 of 5 use cases in the “Critical Capabilities for Analytics and Business Intelligence Platforms” report[1] by Gartner, Inc., the leading provider of research and analysis on the global information technology industry. According to the findings, the Gartner report has scored MicroStrategy:

o	First in Governed Data Discovery, scoring a 4.22 (out of 5)
o	First in Agile, Centralized BI Provisioning, scoring a 4.37
o	First in Decentralized Analytics, scoring a 4.19
o	Second in Extranet Deployment, scoring a 4.16
•

MicroStrategy introduced three new gateways with its MicroStrategy 10.11™ release that enable MicroStrategy users to easily visualize, analyze and distribute data using Microsoft Azure. Built in collaboration with Microsoft, these gateways establish integrations and workflows between the MicroStrategy 10™ platform and Azure data and analytics services. These gateways expand on MicroStrategy’s existing integrations with other Microsoft solutions, including Azure IoT, Machine Learning and Power BI.

•

MicroStrategy won a 2018 NetworkWorld Asia Information Management award in the Advanced Analytics Solution category. After a review of numerous analytics vendors in the market, MicroStrategy was selected the winner by a panel of Questex Media editors and regional CIOs, CISOs, IT directors, and data center heads representing organizations across a variety of industries. MicroStrategy, which secured the top spot for the only award related to analytics, was honored at the 7th annual NetworkWorld Asia Information Management Awards in Singapore.

•

MicroStrategy announced that Kasasa, an Austin, Texas-based fintech and martech provider, integrated MicroStrategy 10 into Insight, its BI platform, enabling an even higher performing analytics solution for its customers. In addition, MicroStrategy announced that Vibes, a leading mobile engagement platform for enterprises, integrated the MicroStrategy 10 platform into its new product, Advanced Analytics, a performance management solution.

•

MicroStrategy announced that The University of Auckland’s ICT Graduate School and the University of Colorado Denver School of Business are providing its students and faculty with free MicroStrategy software licenses, technical support and training through the MicroStrategy Academic Program.

[1]

Gartner, Critical Capabilities for Analytics and Business Intelligence Platforms, James Laurence Richardson, Joao Tapadinhas, et al., May 7, 2018.  Gartner does not endorse any vendor, product or service depicted in its research publications, and does not advise technology users to select only those vendors with the highest ratings or other designation. Gartner research publications consist of the opinions of Gartner's research organization and should not be construed as statements of fact. Gartner disclaims all warranties, expressed or implied, with respect to this research, including any warranties of merchantability or fitness for a particular purpose.

Non-GAAP Financial Measure

MicroStrategy is providing a supplemental financial measure for income from operations that excludes the impact of share-based compensation arrangements. This financial measure is not a measurement of financial performance under generally accepted accounting principles in the United States (“GAAP”) and, as a result, this financial measure may not be comparable to similarly titled measures of other companies. Management uses this non-GAAP financial measure internally to help understand, manage and evaluate business performance and to help make operating decisions. MicroStrategy believes that this non-GAAP financial measure is also useful to investors and analysts in comparing its performance across reporting periods on a consistent basis because it excludes a significant non-cash expense that MicroStrategy believes is not reflective of its general business performance. In addition, accounting for share-based compensation arrangements requires significant management judgment and the resulting expense could vary significantly in comparison to other companies. Therefore, MicroStrategy believes the use of this non-GAAP financial measure can also facilitate comparison of MicroStrategy’s operating results to those of its competitors.

About MicroStrategy Incorporated

MicroStrategy (Nasdaq: MSTR) is a worldwide leader in enterprise analytics and mobility software. A pioneer in the BI and analytics space, MicroStrategy delivers innovative software that empowers people to make better decisions and transform the way they do business. We provide our enterprise customers with world-class software and expert services so they can deploy unique intelligence applications. To learn more, visit MicroStrategy online, and follow us on LinkedIn, Twitter and Facebook.

MicroStrategy, MicroStrategy 10, MicroStrategy 10.11, and MicroStrategy Library are either trademarks or registered trademarks of MicroStrategy Incorporated in the United States and certain other countries. Other product and company names mentioned herein may be the trademarks of their respective owners.

This press release may include statements that may constitute “forward-looking statements,” including estimates of future business prospects or financial results and statements containing the words “believe,” “estimate,” “project,” “expect” or similar expressions. Forward-looking statements inherently involve risks and uncertainties that could cause actual results of MicroStrategy Incorporated and its subsidiaries (collectively, the “Company”) to differ materially from the forward-looking statements. Factors that could contribute to such differences include: the extent and timing of market acceptance of MicroStrategy’s new offerings, including MicroStrategy 10.11; the Company’s ability to recognize revenue or deferred revenue through delivery of products or satisfactory performance of services; continued acceptance of the Company’s other products in the marketplace; fluctuations in tax benefits or provisions, including as a result of changes to U.S. federal tax laws; the timing of significant orders; delays in or the inability of the Company to develop or ship new products; competitive factors; general economic conditions, including economic uncertainty in the retail industry, in which the Company has a significant number of customers; currency fluctuations; and other risks detailed in the Company’s registration statements and periodic reports filed with the Securities and Exchange Commission. By making these forward-looking statements, the Company undertakes no obligation to update these statements for revisions or changes after the date of this release.

MSTR-F

MICROSTRATEGY INCORPORATED

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per share data)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2018	2017	2018	2017
	(unaudited)	(as adjusted, unaudited)	(unaudited)	(as adjusted, unaudited)
Revenues
Product licenses	$19,292	$17,728	$36,593	$40,374
Subscription services	7,584	8,346	15,246	16,118
Total product licenses and subscription services	26,876	26,074	51,839	56,492
Product support	73,676	70,766	148,091	141,278
Other services	20,050	22,380	43,639	43,682
Total revenues	120,602	119,220	243,569	241,452

Cost of revenues
Product licenses	1,667	1,747	3,878	3,419
Subscription services	3,445	3,400	6,694	6,439
Total product licenses and subscription services	5,112	5,147	10,572	9,858
Product support	4,810	4,542	9,606	8,876
Other services	15,118	14,686	30,047	28,773
Total cost of revenues	25,040	24,375	50,225	47,507

Gross profit	95,562	94,845	193,344	193,945

Operating expenses
Sales and marketing	50,978	41,626	102,313	81,208
Research and development	25,082	19,561	48,642	37,987
General and administrative	21,299	19,582	43,471	39,839
Total operating expenses	97,359	80,769	194,426	159,034

(Loss) income from operations	(1,797)	14,076	(1,082)	34,911
Interest income, net	3,223	1,163	5,257	2,000
Other income (expense), net	4,461	(2,618)	2,867	(4,474)
Income before income taxes	5,887	12,621	7,042	32,437
Provision for income taxes	1,059	2,668	541	6,927
Net income	$4,828	$9,953	$6,501	$25,510

Basic earnings per share (1):	$0.42	$0.87	$0.57	$2.23
Weighted average shares outstanding used in computing basic earnings per share	11,459	11,444	11,453	11,441

Diluted earnings per share (1):	$0.42	$0.86	$0.57	$2.20
Weighted average shares outstanding used in computing diluted earnings per share	11,493	11,592	11,488	11,593

(1)	Basic and fully diluted earnings per share for class A and class B common stock are the same.

MICROSTRATEGY INCORPORATED

CONSOLIDATED BALANCE SHEETS

(in thousands, except per share data)

	June 30,	December 31,
	2018	2017
	(unaudited)	(as adjusted, unaudited)
Assets
Current assets
Cash and cash equivalents	$90,427	$420,244
Restricted cash	964	938
Short-term investments	609,167	254,927
Accounts receivable, net	125,115	165,364
Prepaid expenses and other current assets	27,863	19,180
Total current assets	853,536	860,653

Property and equipment, net	51,918	53,359
Capitalized software development costs, net	0	2,499
Deposits and other assets	7,112	7,411
Deferred tax assets, net	14,761	9,297
Total Assets	$927,327	$933,219

Liabilities and Stockholders' Equity
Current liabilities
Accounts payable and accrued expenses	$22,670	$30,711
Accrued compensation and employee benefits	38,617	41,498
Deferred revenue and advance payments	175,358	198,734
Total current liabilities	236,645	270,943

Deferred revenue and advance payments	5,816	6,400
Other long-term liabilities	64,503	50,146
Deferred tax liabilities	4	4
Total Liabilities	306,968	327,493

Stockholders' Equity
Preferred stock undesignated, $0.001 par value; 5,000 shares authorized; no shares issued or outstanding	0	0
Class A common stock, $0.001 par value; 330,000 shares authorized; 15,837 shares issued and 9,432 shares outstanding, and 15,817 shares issued and 9,412 shares outstanding, respectively	16	16
Class B convertible common stock, $0.001 par value; 165,000 shares authorized; 2,035 shares issued and outstanding, and 2,035 shares issued and outstanding, respectively	2	2
Additional paid-in capital	570,502	559,918
Treasury stock, at cost; 6,405 shares	(475,184)	(475,184)
Accumulated other comprehensive loss	(8,111)	(5,659)
Retained earnings	533,134	526,633
Total Stockholders' Equity	620,359	605,726
Total Liabilities and Stockholders' Equity	$927,327	$933,219

MICROSTRATEGY INCORPORATED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Six Months Ended
	June 30,
	2018	2017
	(unaudited)	(as adjusted, unaudited)
Operating activities:
Net income	$6,501	$25,510
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	3,870	8,540
Bad debt expense	948	1,835
Deferred taxes	(5,758)	(3,654)
Share-based compensation expense	8,121	6,889
Changes in operating assets and liabilities:
Accounts receivable	5,044	16,033
Prepaid expenses and other current assets	453	(992)
Deposits and other assets	(344)	(275)
Accounts payable and accrued expenses	(7,775)	(15,472)
Accrued compensation and employee benefits	(3,015)	(10,712)
Deferred revenue and advance payments	10,502	11,058
Other long-term liabilities	4,780	(1,647)
Net cash provided by operating activities	23,327	37,113

Investing activities:
Proceeds from redemption of short-term investments	245,680	151,860
Purchases of property and equipment	(2,644)	(1,467)
Purchases of short-term investments	(596,376)	(216,602)
Net cash used in investing activities	(353,340)	(66,209)

Financing activities:
Proceeds from sale of class A common stock under exercise of employee stock options	2,471	1,677
Payments on capital lease obligations and other financing arrangements	(9)	(12)
Net cash provided by financing activities	2,462	1,665

Effect of foreign exchange rate changes on cash, cash equivalents, and restricted cash	(2,240)	5,246
Net decrease in cash, cash equivalents, and restricted cash	(329,791)	(22,185)
Cash, cash equivalents, and restricted cash, beginning of period	421,182	402,712
Cash, cash equivalents, and restricted cash, end of period	$91,391	$380,527

MICROSTRATEGY INCORPORATED

REVENUE AND COST OF REVENUE DETAIL

(in thousands)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2018	2017	2018	2017
	(unaudited)	(as adjusted, unaudited)	(unaudited)	(as adjusted, unaudited)
Revenues
Product licenses and subscription services:
Product licenses	$19,292	$17,728	$36,593	$40,374
Subscription services	7,584	8,346	15,246	16,118
Total product licenses and subscription services	26,876	26,074	51,839	56,492
Product support	73,676	70,766	148,091	141,278
Other services:
Consulting	17,710	19,791	38,997	38,837
Education	2,340	2,589	4,642	4,845
Total other services	20,050	22,380	43,639	43,682
Total revenues	120,602	119,220	243,569	241,452

Cost of revenues
Product licenses and subscription services:
Product licenses	1,667	1,747	3,878	3,419
Subscription services	3,445	3,400	6,694	6,439
Total product licenses and subscription services	5,112	5,147	10,572	9,858
Product support	4,810	4,542	9,606	8,876
Other services:
Consulting	13,542	12,867	26,863	25,284
Education	1,576	1,819	3,184	3,489
Total other services	15,118	14,686	30,047	28,773
Total cost of revenues	25,040	24,375	50,225	47,507

Gross profit	$95,562	$94,845	$193,344	$193,945

MICROSTRATEGY INCORPORATED

DEFERRED REVENUE DETAIL

(in thousands)

	June 30,	December 31,	June 30,
	2018	2017	2017
	(unaudited)	(as adjusted, unaudited)	(as adjusted, unaudited)
Current:
Deferred product licenses revenue	$1,819	$3,760	$2,320
Deferred subscription services revenue	13,847	17,324	17,741
Deferred product support revenue	151,909	168,185	156,984
Deferred other services revenue	7,783	9,465	8,681
Total current deferred revenue and advance payments	$175,358	$198,734	$185,726

Non-current:
Deferred product licenses revenue	$794	$820	$620
Deferred subscription services revenue	9	126	784
Deferred product support revenue	3,950	4,826	7,211
Deferred other services revenue	1,063	628	856
Total non-current deferred revenue and advance payments	$5,816	$6,400	$9,471

Total current and non-current:
Deferred product licenses revenue	$2,613	$4,580	$2,940
Deferred subscription services revenue	13,856	17,450	18,525
Deferred product support revenue	155,859	173,011	164,195
Deferred other services revenue	8,846	10,093	9,537
Total current and non-current deferred revenue and advance payments	$181,174	$205,134	$195,197

MICROSTRATEGY INCORPORATED

RECONCILIATION OF GAAP TO NON-GAAP MEASURES

(in thousands)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2018	2017	2018	2017
	(unaudited)	(as adjusted, unaudited)	(unaudited)	(as adjusted, unaudited)
Reconciliation of non-GAAP income from operations:
(Loss) income from operations	$(1,797)	$14,076	$(1,082)	$34,911
Share-based compensation expense	3,378	3,774	8,121	6,889
Non-GAAP income from operations	$1,581	$17,850	$7,039	$41,800

MICROSTRATEGY INCORPORATED

WORLDWIDE EMPLOYEE HEADCOUNT

	June 30,	March 31,	December 31,	September 30,	June 30,
	2018	2018	2017	2017	2017
Subscription services	54	57	53	50	49
Product support	184	182	172	163	176
Consulting	443	441	441	447	448
Education	39	42	41	41	42
Sales and marketing	687	667	652	635	642
Research and development	651	604	559	539	526
General and administrative	322	313	298	303	301
Total headcount	2,380	2,306	2,216	2,178	2,184